TAOPING INC.

(F/K/A CHINA INFORMATION TECHNOLOGY, INC.)

UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2018

IN U.S. DOLLARS

TAOPING INC. (F/K/A CHINA INFORMATION TECHNOLOGY, INC.)
CONSOLIDATED BALANCE SHEETS
JUNE 30, 2018 AND DECEMBER 31, 2017

		June 30,	December 31,
	NOTES	2018	2017
		(Unaudited)
ASSETS

CURRENT ASSETS
Cash and cash equivalents		$3,043,874	$3,260,808
Accounts receivable, net	2(e)	6,923,695	5,267,752
Accounts receivable-related parties	2(e)	7,389,359	4,872,743
Advances to suppliers		1,466,418	1,630,980
Inventories, net	7	596,783	631,610
Other current assets	12	3,491,117	5,854,792
TOTAL CURRENT ASSETS		22,911,246	21,518,685

Property, plant and equipment, net	8	11,291,285	11,830,698
Intangible assets, net	9	380,915	808,707
Long-term investments		45,314	46,094
Other non-current assets	12	3,269,967	3,326,319
TOTAL ASSETS		$37,898,727	$37,530,503

LIABILITIES AND EQUITY

CURRENT LIABILITIES
Short-term bank loans	10	$7,280,369	$7,817,610
Accounts payable		8,753,651	6,844,440
Advances from customers		317,002	281,772
Advances from customers-related parties		47,018	1,008,426
Amounts due to related parties		71,293	1,183,090
Accrued payroll and benefits		319,261	290,841
Other payables and accrued expenses	14	4,242,749	4,038,417
Income tax payable		284,116	1,548,415
TOTAL LIABILITIES		21,315,459	23,013,011

EQUITY
Ordinary shares, par $0.00; authorized 100,000,000 shares; shares issued and outstanding, June 30, 2018:40,760,163 shares; December 31, 2017: 40,231,159 shares;	16	124,646,996	123,950,544
Additional paid-in capital	16	15,454,288	15,814,328
Reserve	15	13,812,095	13,812,095
Accumulated deficit		(170,390,549)	(172,395,246)
Accumulated other comprehensive income		23,754,044	24,201,766
Total equity of the Company		7,276,874	5,383,487
Non-controlling interest		9,306,394	9,134,005
Total Equity		16,583,268	14,517,492

TOTAL LIABILITIES AND EQUITY		$37,898,727	$37,530,503

The accompanying notes are an integral part of these consolidated financial statements

F-2

TAOPING INC.

(F/K/A CHINA INFORMATION TECHNOLOGY, INC.)
CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE SIX MONTHS ENDED JUNE 30, 2018 AND 2017

		Six Months	Six Months
		Ended	Ended
	NOTES	June 30, 2018	June 30, 2017
		(Unaudited)	(Unaudited)
Revenue – Products		$2,468,355	$3,124,904
Revenue – Products-related parties	6(a)	6,755,247	994,446
Revenue – Software		1,333,693	1,293,252
Revenue – Software- related parties		47,105	-
Revenue – System integration		-	6,652
Revenue – Others		716,932	312,810
Revenue – Others-related parties	6(b)	42,701	-
TOTAL REVENUE		11,364,033	5,732,064

Cost – Products		5,616,492	3,198,247
Cost – Software		286,234	83,888
Cost – System integration		194,612	12,658
Cost – Others		789	3,827
TOTAL COST		6,098,127	3,298,620

GROSS PROFIT		5,265,906	2,433,444

Administrative expenses		1,780,694	1,269,973
Research and development expenses		2,484,574	1,943,445
Selling expenses		198,500	580,476
INCOME(LOSS) FROM OPERATIONS		802,138	(1,360,450)

Subsidy income		333,660	306,658
Other income (loss), net		(6,033)	238,080
Interest income		1,218	6,065
Interest expense		(244,455)	(225,140)
Change in fair value of warrant liability	13	-	3,720

Income (loss) before income taxes		886,528	(1,031,067)

Income tax benefit	11	1,286,388	1,045,500

NET INCOME		2,172,916	14,433
Less: Net (income) loss attributable to the non-controlling interest	3	(168,219)	20,264
NET INCOME ATTRIBUTABLE TO THE COMPANY		$2,004,697	$34,697

Earnings per share - Basic and Diluted
Basic	5	$0.05	$0.00
Diluted	5	$0.05	$0.00
NET EARNINGS PER SHARE ATTRIBUTABLE TO THE COMPANY
Basic	5	$0.05	$0.00
Diluted	5	$0.05	$0.00

The accompanying notes are an integral part of these consolidated financial statements

F-3

TAOPING INC.

(F/K/A CHINA INFORMATION TECHNOLOGY, INC.)
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
FOR THE SIX MONTHS ENDED JUNE 30, 2018 AND 2017

	Six Months	Six Months
	Ended	Ended
	June 30, 2018	June 30, 2017
	(Unaudited)	(Unaudited)
Net income	$2,172,916	$14,433
Other comprehensive income (loss):
Foreign currency translation gain (loss)	(443,552)	(106,797)
Comprehensive gain (loss)	1,729,364	(92,364)
Comprehensive (income) loss attributable to the non- controlling interest	(172,389)	36,267
Comprehensive income (loss) attributable to the Company	$1,556,975	$(56,097)

The accompanying notes are an integral part of these consolidated financial statements

F-4

TAOPING INC.
(F/K/A CHINA INFORMATION TECHNOLOGY, INC.)
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
FOR THE SIX MONTHS ENDED JUNE 30, 2018

						Accumulated
			Additional			other	Non
	Ordinary shares		Paid-in		Accumulated	comprehensive	controlling
	Shares	Amount	Capital	Reserve	deficit	income	interest	Total
BALANCE AS AT DECEMBER 31, 2017	40,231,159	$123,950,544	$15,814,328	$13,812,095	$(172,395,246)	$24,201,766	$9,134,005	$14,517,492
Common stock issued for exercise of the stock options for consulting services	50,000	70,268	(23,768)	-	-	-	-	46,500
Issued common stock for exercise of employee options	479,004	626,184	(626,184)	-	-	-	-	-
Net income for the year	-	-	-	-	2,004,697	-	168,219	2,172,916
Foreign currency translation loss	-	-	-	-	-	(447,722)	4,170	(443,552)
Stock based compensation (Note 16)	-	-	289,912	-	-	-	-	289,912
BALANCE AS AT JUNE 30,2018 (unaudited)	40,760,163	$124,646,996	$15,454,288	$13,812,095	$(170,390,549)	$23,754,044	$9,306,394	$16,583,268

The accompanying notes are an integral part of these consolidated financial statements

F-5

TAOPING INC.

(F/K/A CHINA INFORMATION TECHNOLOGY, INC.)
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE SIX MONTHS ENDED JUNE 30, 2018 AND 2017

	Six Months	Six Months
	Ended	Ended
	June 30, 2018	June 30, 2017
	(Unaudited)	(Unaudited)
OPERATING ACTIVITIES
Net income	$2,172,916	$14,433
Adjustments to reconcile net income to net cash used in operating activities::
(Reversal of) provision for losses on accounts receivable and other current assets	(94,852)	151,784
Provision for obsolete inventories	32,526	164,783
Depreciation	1,508,141	920,710
Amortization of intangible assets	430,462	406,711
Loss (Gain) on sale of property and equipment	4,402	(436)
Loss on disposal of inventories	-	103,965
Stock-based payments for consulting services	22,357	-
Stock-based compensation	289,912	247,098
Change in fair value of warrants liability	-	(3,720)
Changes in operating assets and liabilities, net of effects of business acquisitions and dispositions:
Accounts receivable	(1,766,056)	(1,825,534)
Accounts receivable from related party and its affiliates	(2,701,918)	-
Inventories	(40,053)	(521,544)
Other receivables and prepaid expenses	2,250,035	1,832,397
Advances to suppliers	200,066	(716,846)
Other payables and accrued expenses	302,020	(878,520)
Advances from customers	41,586	806,613
Advances from customers from related party and its affiliates	(981,656)	-
Amounts due to related parties	(1,134,913)	-
Accounts payable	1,381,380	303,534
Income tax payable	(1,287,011)	(1,045,500)
Net cash provided (used) in operating activities	629,344	(40,072)

INVESTING ACTIVITIES
Proceeds from sale of property and equipment	598	436
Purchases of property and equipment	(400,551)	(244,906)
Net cash used in investing activities	(399,953)	(244,470)

FINANCING ACTIVITIES
Borrowings under short-term loans	1,099,113	1,018,063
Proceeds from issuance of ordinary shares in connection with cash exercise of stock options	46,527	-
Repayment of short-term loans	(1,519,917)	(2,200,762)
Net cash used in financing activities	(374,277)	(1,182,699)

Effect of exchange rate changes on cash and cash equivalents	(72,048)	42,731

NET DECREASE IN CASH AND CASH EQUIVALENTS	(216,934)	(1,424,510)

CASH AND CASH EQUIVALENTS, BEGINNING	3,260,808	3,752,375
CASH AND CASH EQUIVALENTS, ENDING	$3,043,874	$2,327,865

Supplemental disclosure of cash flow information:
Cash paid during the year
Income taxes	$623	$-
Interest	$244,455	$225,140

The accompanying notes are an integral part of these consolidated financial statements

F-6

Supplemental disclosure of significant non-cash transactions:

$723,844 in purchase of software by increase in accounts payable for the first six months of 2018.

Issuance of 479,004 ordinary shares in an amount of $626,184 during the six months of 2018, as a result of the cashless exercise of share options granted to the Company’s employees under its 2016 Equity Incentive Plan.

F-7

1. ORGANIZATION, PRINCIPAL ACTIVITIES AND MANAGEMENT’S PLANS

Taoping Inc. (f/k/a China Information Technology, Inc.), together with its subsidiaries (the “Company” or “TAOP”), is a leading provider of cloud-app technologies for Smart City IoT platforms, digital advertising delivery, and other internet-based information distribution systems in China. Our Internet ecosystem enables all participants of the new media community to efficiently promote branding, disseminate information, and exchange resources. In addition, we provide a broad portfolio of software, hardware with fully integrated solutions, including Information Technology infrastructure, Internet-enabled display technologies, and IoT platforms to customers in government, education, residential community management, media, transportation, and other private sectors. In May 2018, we changed our corporate name from “China Information Technology Inc.” to “Taoping Inc.), to more accurately reflect our current business operations in the new media and IoT industries. As listed in the table below, these services are provided through the Company’s wholly-owned PRC subsidiaries, Information Security Technology International Co., Ltd. (“IST”), TopCloud Software Co., Ltd., (“TopCloud “), and Information Security IoT Tech. Co., Ltd. (“ISIOT ), and through the Company’s variable interest entity (“VIE”), iASPEC Geo Information Technology Co., Ltd. (“iASPEC”), and its subsidiaries, iASPEC Bocom IoT Technology Co. Ltd. (“Bocom”), Shenzhen Taoping Internet Tech. Co., Ltd. (“Taoping”), and Shenzhen Biznest Internet Tech. Co., Ltd. (“Biznest”), and the Company’s wholly-owned Hong Kong subsidiaries Information Security Tech. International Co. Ltd. (“IST HK”), and HPC Electronics (China) Co., Limited (“HPC ”).

		June 30,	December 31,	December 31,
	Subsidiaries/	2018	2017	2016
Entities	VIE	% owned	% owned	% owned	Location
China Information Technology, Inc (CNIT)					British Virgin Islands
China Information Technology Holdings Limited (CITH)	Subsidiary	100%	100%	100%	British Virgin Islands
Information Security Tech. International Co., Ltd. (ISTIL)	Subsidiary	100%	100%	100%	Hong Kong, China
Information Security Tech. (China) Co., Ltd. (IST)	Subsidiary	100%	100%	100%	Shenzhen, China
TopCloud Software (China) Co., Ltd. (TopCloud)	Subsidiary	100%	100%	100%	Shenzhen, China
Information Security IoT Tech. Co., Ltd. (ISIOT)	Subsidiary	100%	100%	100%	Shenzhen, China
iASPEC Technology Group Co., Ltd. (iASPEC)	VIE	100%	100%	100%	Shenzhen, China
Biznest Internet Tech. Co., Ltd. (Biznest)	VIE	100%	100%	100%	Shenzhen, China
Shenzhen Taoping Internet Tech. Co., Ltd. (Taoping)	VIE	100%	100%	100%	Shenzhen, China
iASPEC Bocom IoT Tech. Co., Ltd. (Bocom)	VIE	100%	100%	100%	Shenzhen, China

F-8

Strategic Shift and Business Transformation

In early 2013, the Company made a strategic decision to transform its business from servicing the public sector to focusing on the private sector. Leveraging the experience and expertise in handling large-scale IT projects for the public sector, the Company started investing in research and development to develop software products for the private sector. In 2014, continuing business transformation, the Company identified four core markets and provided cloud-based ecosystem solutions to new media, healthcare, education, and residential community management. In 2014, the Company predominately sold its cloud-based solutions to the Chinese new media industry. Starting from 2015, the Company further expanded the customer base of cloud-based solutions to education, government and residential community management. In 2016, the Company grew its industry-specific integrated technology platform, resource exchange, and big data services to elevator IoT application for residential community customers. From May 2017, the Company has focused its business to provide products and services in Cloud-App-Terminal (CAT) and Internet of Things (IoT) technology based digital advertising distribution network and new media resource sharing platform in the Out-of-Home adverting market in China.

As part of the strategic shift, the company disposed of its equity ownership in Geo and Zhongtian respectively in 2015.

On November 6, 2015, iASPEC entered into an equity transfer agreement with certain individual and institutional purchasers (the “Transferees”). Pursuant to the transfer agreement, iASPEC sold all of its equity ownership of Wuda Geoinformatics Co., Ltd. ( “Geo”), which constituted 54.89% of the total capital stock of Geo, for an aggregate purchase price of RMB 91.3 million (approximately $14.7 million) (the “Geo Purchase Price”). Control of Geo was legally transferred to the Transferees on December 4, 2015. Pursuant to the transfer agreement, the Transferees agreed to pay the Geo Purchase Price in four installments by March 30, 2016, which has been paid in full.

On November 9, 2015, iASPEC entered into an equity transfer agreement with a purchaser (the “Transferee”). Pursuant to the transfer agreement, iASPEC sold all of its equity ownership of Shenzhen iASPEC Zhongtian Software Co., Ltd. (“Zhongtian”), which constituted 100% of total capital stock of Zhongtian for an aggregate of RMB 30.0 million (approximately $4.8 million) (the “Zhongtian Purchase Price”). Control of Zhongtian was legally transferred to the Transferee on November 9, 2015. Pursuant to the transfer agreement, the Transferee agreed to pay the Zhongtian Purchase Price in three installments by May 31, 2016, which has been paid in full in 2016.

Disposals of Geo and Zhongtian represented a strategic shift in the Company’s strategy and would have a major effect on the Company’s operations and financial results.

Management Service Agreement

iASPEC is a VIE of the Company. To comply with PRC laws and regulations that restrict foreign ownership of companies that provide public security information technology and Geographic Information Systems software operating services to certain government and other customers, the Company operates the restricted aspect of its business through iASPEC.

F-9

Pursuant to the terms of a management service agreement by and among IST, iASPEC and its shareholders, dated July 1, 2007 (“MSA”), iASPEC granted IST a ten-year, exclusive, royalty-free, transferable worldwide license to use and install certain iASPEC software, along with copies of source and object codes relating to such software. In addition, IST licensed back to iASPEC a royalty-free, limited, non-exclusive license to the software, without right of sub-license, for the sole purpose of permitting iASPEC to carry out its business as presently conducted. IST has the right to designate two Chinese citizens to serve as senior managers of iASPEC, to serve as a majority on iASPEC’s Board of Directors, and to assist managing the business and operations of iASPEC. In addition, both iASPEC and IST will require the affirmative vote of a majority of the Company’s Board of Directors, including at least one non-insider director, for certain material actions, as defined, with respect to iASPEC.

Option Agreement

In connection with the MSA, on July 1, 2007, IST also entered into an immediately exercisable purchase option agreement (the “Option Agreement”) with iASPEC and its shareholders. Pursuant to the Option Agreement, the iASPEC shareholder granted IST or its designee(s) an exclusive, irrevocable option to purchase, from time to time, all or a part of iASPEC’s shares or iASPEC’s assets from the iASPEC shareholder for $1,800,000 in aggregate. The option may not be exercised if the exercise would violate any applicable laws and regulations in PRC or cause any license or permit held by, and necessary for the operation of iASPEC, to be cancelled or invalidated. The Option Agreement will terminate on the date that IST exercises its purchase option and acquires all the shares or assets of iASPEC pursuant to the terms of the Option Agreement. The Option Agreement may be rescinded by IST upon 30 days’ notice without costs to terminate. The Option Agreement does not have renewal provisions.

Amended and Restated MSA

The Amended and Restated MSA was entered into on December 13, 2009, by and among IST, iASPEC and iASPEC’s sole shareholder, Mr. Lin. Pursuant to the Amended and Restated MSA, IST will provide management and consulting services to iASPEC, under the following terms:

●	iASPEC agreed that IST will be entitled to receive ninety five percent (95%) of the Net Received Profit, as defined, of iASPEC during the term of the Agreement. iASPEC is obligated to calculate and pay the Net Received Profit due to IST no later than the last day of the first month following the end of each fiscal quarter. Mr. Lin, agreed to enter into an agreement with IST to pledge all of his equity interests in iASPEC as security for his and iASPEC’s fulfillment of their respective obligations under the MSA, and to register the pledge agreement with the local AIC (Administration for Industry and Commerce). The Amended and Restated MSA was executed on December 13, 2009. Based on the advice of the Company’s PRC legal counsel, in January 2010 all the parties to the agreement decided not to enter into a pledge agreement.

●	Mr. Lin confirmed his status as the sole iASPEC shareholder and his assumption of all of the obligations of the iASPEC shareholder under the agreement, including a confirmation of his continuing obligation under a written guaranty, executed by the then iASPEC shareholders.

F-10

●	Based on iASPEC’s needs for its development and operation, IST has the right, from time to time, at its sole discretion, to provide iASPEC with capital support.

●	IST agreed that it will not interfere with any business of iASPEC covered by iASPEC’s PRC State Secret related Computer Information System Integration Certificate, including but not limited to, seeking access to relevant documents regarding such business. However, iASPEC agreed that it will cooperate with the requests of the Company as necessary to comply with the Company’s reporting obligations to the Securities and Exchange Commission. (“SEC”).

The Amended and Restated MSA amended certain terms of the original Management Service Agreement which became effective on July 1, 2007 and has a term of 30 years unless otherwise early termination by the parties by one of the following means:

●	Either iASPEC or IST may terminate the Amended and Restated MSA immediately (a) upon the material breach by a party of its obligations and the failure of such party to cure such breach within 30 working days after written notice from the non-breaching party; or (b) upon the filing of a voluntary or involuntary petition in bankruptcy by a party, or of which the party is the subject to insolvency, or the commencement of any proceedings placing the party in a receivership, or of any assignment by a party for the benefit of creditors; or

●	The Amended and Restated MSA may be terminated at any time by IST upon 90 calendar days’ written notice delivered to all other parties.

Upon any effective date of any termination of the Amended and Restated MSA: (a) IST will cease providing management services to iASPEC; (ii) IST will deliver to iASPEC all chops and seals of iASPEC; (iii) IST will deliver to iASPEC all of the financial and other books and records of iASPEC, including any and all permits, licenses, certificates and other proprietary and operational documents and instruments; (iv) the senior managers who are recommended by IST and elected as directors of iASPEC will resign from the Board of Directors of iASPEC in a lawful way; and (v) the software license that iASPEC granted to IST according to the Amended and Restated MSA will terminate unless otherwise agreed by the parties. In addition, any amounts owing from any party to any other party on the effective date of any termination under the terms of the Amended and Restated MSA will continue to be due and owing despite such termination.

The Amended and Restated MSA does not have renewal provisions. We expect that the parties to the Amended and Restated MSA will negotiate to extend the term of the agreement before its expiration.

F-11

The substance of the Amended and Restated MSA and the Option Agreement is to:

●	Allow the Company to utilize the business licenses, contacts, permits, and other resources of iASPEC in order for the Company to be able to expand its operations and business model;

●	Provide the Company with effective control over all of iASPEC’s operations; and provide the shareholders of iASPEC an opportunity to monetize a portion of their investment through the $1.8 million purchase option.

Going Concern and Management’s Plans

For the six months ended June 30, 2018, the Company earned net income of approximately $2.0 million from continuing operations, compared to $35,000 for the same period of 2017. The Company reported positive cash flows from operations of approximately $0.6 million for the six months ended June 30, 2018, compared to negative cash flows of $40,000 from operations for the same period of 2017. As of June 30, 2018, the Company had working capital of $1.6 million, which was a significant improvement over a working capital deficiency of $1.5 million as of December 31, 2017. The Company had significant accumulated deficit approximately $170.4 million and $172.4 million as of June 30, 2018 and December 31, 2017, respectively.

Continuing the Company’s business transformation from providing IT software, hardware, and system integration services to the public sectors to offering cloud-based ecosystem solutions to the private sectors, management has developed its 2015 business plan which continued to be executed into 2018, encompassing six strategies: 1) redirect the Company’s resources to selling high-margin software solutions; 2) reinforce stringent cash collection policies to shorten the Company’s days of sales outstanding; 3) streamline the Company’s purchase order management process to reduce inventory; 4) control the Company’s cost structure; 5) obtain additional government subsidies for developing new and innovative cloud-based software solutions; and 6) reduce the Company’s short-term debt burden. Starting in April 2016, the Company began receiving an annual rental fee of $380,000 from certain third parties for leasing of its office facility located in Nanshan Industrial Park, Shenzhen. In 2017, the Company has completed its transformation to a leading products and services provider of CAT and IoT technology based digital advertising distribution network and new media resource sharing platform in the Out-of-Home Advertising Market in China. In 2017, the Company has become profitable as a result of a successful transition of the Company’s business model. In the first half of 2018, the Company continued to expand the market and significantly increased its revenue and net income to $11.4 million and $2.0 million respectively.

However, if one or all of these events do not occur or the Company’s business strategies are not successful in addressing its current financial concerns, substantial doubt exists about the Company’s ability to continue as a going concern. The consolidated financial statements have been prepared assuming that the Company will continue as a going concern and, accordingly, do not include any adjustments that might result from the outcome of this uncertainty.

F-12

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of Presentation and Principles of Consolidation

The consolidated financial statements as of June 30, 2018 and for the six month periods ended June 30, 2018 and 2017 are unaudited. The accompanying unaudited consolidated financial statements have been prepared by the Company in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) for interim financial reporting. In the opinion of management, all adjustments (consisting of normal recurring adjustments) have been made that are necessary to present fairly the financial position, the results of its operations and cash flows. Operating results as presented are not necessarily indicative of the results to be expected for a full year. These financial statements and related notes should be read in conjunction with the financial statements and notes thereto included in the Company’s Form 20-F for the year ended December 31, 2017 filed on March 30, 2018 with the Securities and Exchange Commission.

The consolidated financial statements include the accounts of the Company, its subsidiaries, and its VIE for which the Company is the primary beneficiary. All significant intercompany accounts and transactions have been eliminated in consolidation.

(b) Use of Estimates

The preparation of the consolidated financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. The Company’s significant estimates include its accounts receivable, warrants liability, fair value of stock options, valuation allowance of deferred tax assets, and other intangible assets. Management makes these estimates using the best information available at the time the estimates are made; however actual results could differ from those estimates.

(c) Economic and Political Risks

All the Company’s revenue-generating operations are conducted in the PRC. Accordingly, the Company’s business, financial condition and results of operations may be influenced by the political, economic and legal environments in the PRC, and by the general state of the PRC economy. The Company’s operations in the PRC are subject to special considerations and significant risks not typically associated with companies in North America and Western Europe. These include risks associated with, among others, the political, economic and legal environments and foreign currency exchange. The Company’s financial results may be adversely affected by changes in the political and social conditions in the PRC, and by changes in governmental policies with respect to laws and regulations, anti-inflationary measures, currency conversion, remittances abroad, and rates and methods of taxation.

F-13

(d) Cash and Cash Equivalents

The Company considers all highly liquid investments purchased and cash deposits with financial institutions with original maturities of three months or less to be cash equivalents. The Company had no cash equivalents as of June 30, 2018 and December 31, 2017.

The Company maintains its cash accounts at credit worthy financial institutions and closely monitors the movements of its cash positions. As of June 30, 2018 and December 31, 2017, approximately $3.0 million and $3.2 million of cash, respectively, was held in bank accounts in the PRC.

(e) Accounts Receivable, Accounts Receivable –related parties, and Concentration of Risk

Accounts receivable are recognized and carried at invoiced amount less an allowance for any uncollectible accounts, if any. The Company maintains an allowance for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. The Company reviews the collectability of its receivables on an ongoing basis. After all attempts to collect a receivable have failed, the receivable is written off against the allowance.

The Company evaluates the creditworthiness of all of its customers individually before accepting them and continuously monitors the recoverability of accounts receivable. If there are any indicators that a customer may not make payment, the Company may consider making provision for non-collectability for that particular customer. At the same time, the Company may cease further sales or services to such customer. The following are some of the factors that the Company considers in determining whether to discontinue sales or record an allowance:

●	the customer fails to comply with its payment schedule;
●	the customer is in serious financial difficulty;
●	a significant dispute with the customer has occurred regarding job progress or other matters;
●	the customer breaches any of the contractual obligations;
●	the customer appears to be financially distressed due to economic or legal factors;
●	the business between the customer and the Company is not active; and
●	other objective evidence indicates non-collectability of the accounts receivable.

F-14

The Company considers the following factors when determining whether to permit a longer payment period or provide other concessions to customers:

●	the customer’s past payment history;
●	the customer’s general risk profile, including factors such as the customer’s size, age, and public or private status;
●	macroeconomic conditions that may affect a customer’s ability to pay; and
●	the relative importance of the customer relationship to the Company’s business.

Since May 2017, the Company entered into a series of contracts with Shenzhen Taoping New Media, Ltd.(“Shenzhen Taoping”) and its affiliates for the sale of the Company’s Cloud-Application-Terminal based digital ads display terminals, software and technical services. Shenzhen Taoping is a company controlled by Mr. Lin.

Accounts receivable as at June 30, 2018 and December 31, 2017 are as follows:

	June 30,	December 31,
	2018	2017
	(Unaudited)
Accounts Receivable	$9,808,594	$8,249,457
Allowance for doubtful accounts	(2,884,899)	(2,981,705)
Accounts Receivable – Net	$6,923,695	$5,267,752
Accounts Receivable-related parties	$7,389,359	$4,872,743

The allowance for doubtful accounts at June 30, 2018 and December 31, 2017, totaled approximately $2.9 million and $3.0 million, respectively, representing management’s best estimate. The following table describes the movements in the allowance for doubtful accounts during the six month period ended June 30, 2018 and the year ended December 31, 2017:

Balance at January 1, 2017	$2,625,765
Increase in allowance for doubtful accounts	180,305
Foreign exchange difference	175,635
Balance at December 31, 2017	$2,981,705
Increase in allowance for doubtful accounts	28,155
Amounts recovered during the period	(74,446)
Foreign exchange difference	(50,515)
Balance at June 30, 2018 (Unaudited)	$2,884,899

(f) Advances to Suppliers

Advances to suppliers represent cash deposits for the purchase of inventory items from suppliers.

F-15

(g) Advances from Customers and related parties

Advances from customers and related parties represent cash received from customers and related parties as advance payments for the purchases of the Company’s products and services.

h) Fair Value and Fair Value Measurement of Financial Instruments

Management has estimated that the carrying amounts of non-related party financial instruments approximate fair values for all periods presented due to their short-term maturities.

Fair Value Accounting

Financial Accounting Standards Board (FASB) Accounting Standards Codifications (ASC) 820-10 “Fair Value Measurements and Disclosures”, establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). As required by FASB ASC 820-10, assets are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The three levels of the fair value hierarchy under FASB ASC 820-10 are described below:

Level 1	Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;
Level 2	Quoted prices in markets that are not active, or inputs that are observable, either directly or indirectly, for substantially the full term of the asset or liability; and
Level 3	Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (supported by little or no market activity).

The following tables present the fair value hierarchy of those assets and liabilities measured at fair value:

Recurring fair value measurements:

	Fair Value Measurements Using
		Quoted
		Prices in
		Active			Total Gains
		Markets	Significant		(Losses) for
		for	Other	Significant	the year
	As of	Identical	Observable	Unobservable	ended
	December 31,	Liabilities	Inputs	Inputs	December 31,
	2017	(Level 1)	(Level 2)	(Level 3)	2017
Warrants liability	$-	$-	$-	$-	$3,719
Total recurring fair value measurements					$3,719

F-16

As of December 31, 2017, the Company measured the fair value of its derivative liability related to warrants using a binomial or lattice model for warrants A. Series A warrants expired on May 27, 2018 without exercise. Series B warrants have been fully exercised as of December 31, 2016. The following tables reflect the quantitative information about recurring Level 3 fair value measurements:

Series A
Warrants
December 31, 2017:
Annual volatility	56.13%
Risk-free rate	1.46%
Dividend rate	0.00%
Contractual term	0.4 years
Closing price of ordinary shares	$1.48
Conversion/exercise price	$7.73

The warrants liability is considered a Level 3 liability on the fair value hierarchy as the determination of fair values includes various assumptions about future activities, stock price, and historical volatility inputs. Significant unobservable inputs for the Level 3 warrants liability include (1) the estimated probability of the occurrence of a down round financing during the term over which the related warrants are exercisable, (2) the estimated magnitude of the down round, and (3) the estimated magnitude of any net cash fractional share settlement. Significant increases or decreases in any of those inputs in isolation would result in a significantly different fair value measurement.

(i) Inventories

Inventories are valued at the lower of cost and net realizable value. Net realizable value is the expected selling price in the ordinary course of business minus any costs of completion, disposal, and transportation to make the sale.

F-17

The Company performs an analysis of slow-moving or obsolete inventory periodically and any necessary valuation reserves, which could potentially be significant, are included in the period in which the evaluations are completed. Any inventory impairment results in a new cost basis for accounting purposes.

(j) Property, plant and equipment

Property, plant and equipment are stated at cost less accumulated amortization and depreciation. Amortization and depreciation is provided over the assets’ estimated useful lives, using the straight-line method. Estimated useful lives of property, plant and equipment are as follows:

Office buildings	20-50 years
Plant and machinery	3-20 years
Electronics equipment, furniture and fixtures	3-5 years
Motor vehicles	5 years
Purchased software	3-10 years

Maintenance and repairs costs are expensed as incurred, whereas significant renewals and betterments are capitalized.

(k) Intangible assets

Intangible assets represent technology, and software development costs and trademarks capitalized by the Company’s subsidiaries.

Intangible assets are stated at acquisition fair value or cost less accumulated amortization, and amortized using the straight-line method over the following estimated useful lives:

Software development costs	3-5 years
Trademarks	5 years

(l) Goodwill

ASC 350-30-50, “Goodwill and Other Intangible Assets”, requires the testing of goodwill and indefinite-lived intangible assets for impairment at least annually. The Company tests goodwill for impairment in the fourth quarter each year or earlier if an indicator of impairment exists.

Under applicable accounting guidance, the goodwill impairment analysis is a two-step test. The first step of the goodwill impairment test involves comparing the fair value of each reporting unit with its carrying amount including goodwill. If the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is considered not impaired; however, if the carrying amount of the reporting unit exceeds its fair value, the second step must be performed to measure potential impairment.

F-18

The second step involves calculating an implied fair value of goodwill for each reporting unit for which the first step indicated possible impairment. If the implied fair value of goodwill exceeds the goodwill assigned to the reporting unit, there is no impairment. If the goodwill assigned to a reporting unit exceeds the implied fair value of goodwill, an impairment charge is recorded for the excess.

(m) Impairment of Long-Lived Assets

Long-lived assets held and used by the Company are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of assets may not be recoverable. It is reasonably possible that these assets could become impaired as a result of technology or other industry changes. Recoverability of assets to be held and used is determined by comparing their carrying amount with their expected future net undiscounted future cash flows from the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by how much the carrying amount exceeds the fair value of the assets. Assets held for disposal, if any, are reported at the lower of the carrying amount or fair value less costs to sell.

(n) Derivative liability - Warrants

The classification of derivative instruments, including whether such instruments should be recorded as liabilities or as equity, is determined and re-assessed at the end of each reporting period, in accordance with FASB ASC Topic 815, “Derivatives and Hedging”. This guidance affects the accounting for warrants issued acquiring the Company’s ordinary shares that contain provisions to protect warrant holders from a decline in the stock price, referred to as down-round protection. Down-round provisions reduce the exercise price of a warrant, if the company either issues equity shares for a price that is lower than the exercise price of the warrants, or issues convertible instruments with a conversion price per equity share that is less than the exercise price of the warrants, or issues new warrants or options that have a lower exercise price. For derivative financial instruments that are accounted for as liabilities, the derivative instrument is initially recorded at its fair value and is then re-valued at each reporting date, with changes in the fair value charged to earning or loss. The Company generally uses a binomial or lattice model and Monte-Carlo simulation to value the warrants at inception and subsequent valuation dates. Derivative instrument liabilities are classified in the balance sheet as current or non-current based on whether or not net-cash settlement of the derivative instrument could be required within 12 months of the balance sheet date.

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(o) Revenue Recognition

Beginning January 1, 2018, the Company has adopted the ASU 2014-09, Topic 606, “Revenue from Contracts with Customers” and its related amendments (collectively referred to as “FASB ASC 606”) for its new revenue recognition accounting policy that depicts the transfer of promised goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods or services. The adoption of the new revenue recognition standard has no impact on the Company’s consolidated financial statements for any periods prior to 2018. Therefore prior period amounts are not adjusted.

The Company generates its revenues primarily from four sources: (1) hardware sales, (2) software subscription, (3) software sales, and (4) system integration. Revenue is recognized when obligations under the terms of a contract with our customers are satisfied; and generally occurs upon delivery of the goods and services.

Hardware sales

Hardware revenues are generated primarily from the sale of Cloud-Application-Terminal based digital ads display terminals with integrated software essential to the functionality of the hardware to our customers (inclusive of related parties). Although manufacturing of the hardware has been outsourced to the Company’s OEM suppliers, the Company has acted as the principal of the contract. The Company has indicated that it may from time to time provide future unspecified software upgrades to the hardware products’ essential software, which is expected to be infrequent and, free of charge. Non-software services is mainly the one-time training session provided to the customer to familiarize them with the software operation upon the customer’s initial introduction to the software platform. The costs of providing infrequent software upgrade and training provided to the customer for familiarizing the software operations are immaterial. As a result, the Company does not allocate transaction price to software upgrade and customer training. Hardware sales are classified as “Revenue-Products” on the Company’s consolidated statement of operations.

Software Sales

Customers in the private sector contract the Company to design and develop software products specifically customized for their needs for a fixed price. Software development projects usually include developing software, integrating various isolated software systems into one, and testing the system. The design and build services, together with the integration of the various elements, are generally determined to be essential to the functionality of the delivered software. The contracted price is usually paid in installments based on progression of the project or at the delivery of the software. The Company usually provides non-software services including after-sale support, technical training. The technical training only occurs at the introduction of the software. The software is highly specialized and stable, after-sale support and subsequent upgrade or enhancement are infrequent. The Company has estimated the costs associated with the non-software performance obligations and concludes that these obligations are immaterial to the overall contract. Therefore, the Company does not further allocate transaction price.

F-20

The Company usually completes the customized software contracts less than 12 months and recognizes the revenue at the point of delivery because the Company does not have an enforceable right to payment for performance completed to date. Revenues from software development contracts are classified as “Revenue-Software” on the Company’s consolidated statement of operations.

System Integration Services

System integration revenues are generated from fixed-price contracts which combine both customized software development and integration, and non-customized hardware. System integration projects usually include the purchase of hardware, software development, and integration of various systems into one, and test of the system. Customers are billed in accordance with contract terms, which typically require a partial payment at the signing of the contract, partial payment upon delivery and customer acceptance, with the remainder due within a stated period of time not exceeding 12 months.

As a result of the Company’s business transformation from a traditional IT business solution provider to a provider of integrated Cloud-Application-Terminal based products and services, system integration services have been phased out. Collection of residual contract transaction prices from the previously completed performance obligations only accounted for about 2% of the Company’s 2017 consolidated revenue. System integration services generated no revenue for the first six months of 2018, and will further diminish in 2018 and beyond. Therefore, system integration services will have immaterial impact, if not at all, to the Company’s revenue recognition upon adoption of ASA 606.

Other revenue comprises revenue generates from other hardware maintenance services, and miscellaneous income. Revenue recognition and performance obligations are satisfied upon competition of the services. No contract costs associate with elements of other revenue.

Contract balances

We record advances from customers when cash payments are received or due in advance of our performance. For the six months ended June 30, 2018 and 2017, the Company recognized revenue of $736,000 and $1,379,000, respectively, that was included in the advances from customers balance at the beginning of each reporting period.

F-21

Practical expedients and exemptions

We generally expense sales commissions if any incurred because the amortization period would have been one year or less. In many cases, the Company is approached by customers for customizing software products for their specific needs without incurring significant selling expenses.

We do not disclose the value of unsatisfied performance obligations for contracts with an original expected length of one year or less.

(p) Treasury Stock

The Company repurchases its ordinary shares from time to time in the open market and holds such shares as treasury stock. The Company applies the “cost method” and presents the cost to repurchase such shares as a reduction in equity.

(q) Stock-based compensation

The Company applies ASC No. 718, “Compensation-Stock Compensation”, which requires that share-based payment transactions with employees, such as share options, be measured based on the grant date fair value of the equity instrument and recognized as compensation expense over the requisite service period, with a corresponding addition to equity. Under this method, compensation cost related to employee share options or similar equity instruments is measured at the grant date based on the fair value of the award and is recognized over the period during which an employee is required to provide service in exchange for the award, which generally is the vesting period.

The Company applies ASC 505-50, “Equity-Based Payments to Nonemployee”, which requires that share-based payment transactions with nonemployees, such as share options, be measured at the fair value of the consideration received or the fair value of the equity instruments issued, whichever can be more reliably measured. The fair value of the equity instrument is recognized as compensation expense over the requisite service period, with a corresponding addition to equity. Under this method, compensation cost related to nonemployee share options or similar equity instruments is measured at the measurement date based on the fair value of the award and is recognized over the period specified in the service agreement or the performance conditions being achieved in the same manner as of the Company had paid cash for the services.

During the six months ended June 30, 2018 and 2017, the Company recognized approximately $312,000 and $247,000, respectively, of compensation expense. See Note 16(c).

F-22

(r) Foreign Currency Translation

The functional currency of the US and BVI companies is the United States dollar. The functional currency of the Company’s Hong Kong subsidiaries is the Hong Kong dollar.

The functional currency of the Company’s wholly-owned PRC subsidiaries and its VIE is the Chinese Renminbi Yuan, (“RMB”). RMB is not freely convertible into foreign currencies. The Company’s PRC subsidiaries’ and their VIE’s financial statements are maintained in the functional currency. Monetary assets and liabilities denominated in currencies other than the functional currency are translated into the functional currency at rates of exchange prevailing at the balance sheet date. Transactions denominated in currencies other than the functional currency are translated into the functional currency at the exchange rates prevailing at the dates of the transactions. Exchange gains or losses arising from foreign currency transactions are included in the determination of net loss for the respective periods.

For financial reporting purposes, the financial statements of the Company have been translated into United States dollars. Assets and liabilities are translated at exchange rates at the balance sheet dates, revenue and expenses are translated at average exchange rates, and equity is translated at historical exchange rates. Any resulting translation adjustments are not included in determining net income but are included in other comprehensive loss, a component of equity.

The exchange rates adopted are as follows:

	June 30,	December 31,	June 30,
	2018	2017	2017
Period-end RMB to US$ exchange rate	6.6205	6.5084	6.7780
Average yearly RMB to US$ exchange rate	-	6.7561	-
Average six months RMB to US$ exchange rate	6.3688	-	6.8758

No representation is made that the RMB amounts could have been, or could be, converted into United States dollars at the rates used in translation.

(s) Research & Development Expenses

The Company follows the guidance in FASB ASC 985-20, Cost of Software to Be Sold, Leased or Marketed, regarding software development costs to be sold, leased, or otherwise marketed.

FASB ASC 985-20-25 requires research and development costs for software development to be expensed as incurred until the software model is technologically feasible. Technological feasibility is established when the enterprise has completed all planning, designing, coding, testing, and identification of risks activities necessary to establish that the product can be produced to meet its design specifications, features, functions, technical performance requirements. A certain amount of judgment and estimation is required to assess when technological feasibility is established, as well as the ongoing assessment of the recoverability of capitalized costs. The Company’s products reach technological feasibility shortly before the products are released and sold to the public. Therefore research and development costs are generally expensed as incurred.

F-23

(t) Subsidy Income

Subsidy income mainly represents income received from various local governmental agencies in China for developing high technology products in the fields designated by the government as new and highly innovative. We have no continuing obligation under the subsidy provision.

(u) Sales, use, other value-added taxes, and Income Taxes

Revenue is recorded net of applicable sales, use, and value-added taxes.

Income taxes are provided on an asset and liability approach for financial accounting and reporting of income taxes. Deferred income taxes are recognized for all significant temporary differences at enacted rates and classified as non-current in the financial statements. A valuation allowance is provided to reduce the amount of deferred tax assets if it is considered more likely than not that some portion, or all of, the deferred tax assets will not be realized. The Company classifies interest and/or penalties related to unrecognized tax benefits, if any, as a component of income tax expense.

The Company applies the provisions of ASC No. 740 “Income Taxes” (“ASC 740”), which clarifies the accounting for uncertainty in income taxes recognized by prescribing a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. ASC 740 also provides accounting guidance on de-recognition, classification, interest and penalties, and disclosure.

(v) Discontinued Operations

In accordance with “ASU 2014-08, Presentation of Financial Statements (Topic 205) and Property, Plant and Equipment (Topic 360): Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity”, a discontinued operation must represent a strategic shift that has or will have a major effect on an entity’s operations and financial results. Examples could include a disposal of a major line of business, a major geographical area, a major equity method investment, or other major parts of an entity. The revised standard also allows an entity to have certain continuing cash flows or involvement with the component after the disposal. Additionally, the standard requires expanded disclosures about discontinued operations that will provide financial statement users with more information about the assets, liabilities, income, and expenses of discontinued operations.

F-24

(w) Segment reporting

Segment information is consistent with how management reviews the businesses, makes investing and resource allocation decisions and assesses operating performance. Transfers and sales between reportable segments, if any, are recorded at cost.

The Company reports financial and operating information in the following two segments:

(a)	Cloud-based Technology (CBT) segment — The CBT segment is the Company’s current and future focus for corporate development. It includes the Company’s cloud-based products and services sold to private sectors including new media, healthcare, education, and residential community management. In this segment, the Company generates revenues from the sales of hardware and software total solutions with proprietary software and content. Starting in the fourth quarter of 2014, the Company also began to generate additional revenue from monthly software licensing and Software-as-a Service (SaaS) fees.

(b)	Traditional Information Technology (TIT) segment —The TIT segment includes the Company’s project-based technology products and services sold to the public sector. The solutions the Company has sold primarily include Geographic Information Systems (GIS), Digital Public Security Technology (DPST), and Digital Hospital Information Systems (DHIS). In this segment, the Company generates revenues from sales of software and system integration services.

(y) Recent Accounting Pronouncements

In February 2016, the FASB issued ASU 2016-02, “ASC 842-10-65-1, Leases (Topic 842)”. The guidance requires, with the exception of short-term leases, a lease liability, which is a lessee’s obligation to make lease payments arising from a lease, measured on a discounted basis; and a right-of-use asset, which is an asset that represents the lessee’s right to use, or control the use of, a specified asset for the lease term. Under the new guidance, lessor accounting is largely unchanged. Certain targeted improvements were made to align, where necessary, lessor accounting with the lessee accounting model and Topic 606, Revenue from Contracts with Customers. The guidance requires prospective application for reporting periods beginning after December 15, 2018 and early adoption is permitted. Lessees (for capital and operating leases) and lessors (for sales-type, direct financing, and operating leases) must apply a modified retrospective transition approach for leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements. The modified retrospective approach would not require any transition accounting for leases that expired before the earliest comparative period presented. Lessees and lessors may not apply a full retrospective transition approach. The Company expects to adopt the standard January 2019. Adoption of ASU 2016-2 is not expected to have material impact on the consolidated financial statements.

F-25

In January 2017, the FASB issued 2017-04, “ASC 350-20-65-3, Intangibles – Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment.” The new guidance eliminates Step 2 from the goodwill impairment test. The annual, or interim, goodwill impairment test is performed by comparing the fair value of a reporting unit with its carrying amount. An impairment charge should be recognized for the amount by which the carrying amount exceeds the reporting unit’s fair value; however, the loss recognized should not exceed the total amount of goodwill allocated to that reporting unit. In addition, income tax effects from any tax deductible goodwill on the carrying amount of the reporting unit should be considered when measuring the goodwill impairment loss, if applicable. The new guidance also eliminates the requirements for any reporting unit with a zero or negative carrying amount to perform a qualitative assessment and, if it fails that qualitative test, to perform Step 2 of the goodwill impairment test. An entity still has the option to perform the qualitative assessment for a reporting unit to determine if the quantitative impairment test is necessary. The new update is effective for annual or any interim goodwill impairment tests in fiscal years beginning after December 15, 2019. Early adoption is permitted for interim or annual goodwill impairment tests performed on testing dates after January 1, 2017. ASU 2017-04 should be adopted on a prospective basis. Adoption of ASU 2017-04 is not expected to have material impact to the Company’s consolidated financial statements.

In July 2017, the FASB issued ASU 2017-11,“Earnings Per Share (Topic 260); Distinguishing Liabilities from Equity (Topic 480); Derivatives and Hedging (Topic 815): (Part I) Accounting for Certain Financial Instruments with Down Round Features, (Part II) Replacement of the Indefinite Deferral for Mandatorily Redeemable Financial Instruments of Certain Nonpublic Entities and Certain Mandatorily Redeemable Non-controlling Interests with a Scope Exception.” “These amendments simplify the accounting for certain financial instruments with down round features. The amendments require companies to disregard the down round feature when assessing whether the instrument is indexed to its own stock, for purposes of determining liability or equity classification. Companies that provide earnings per share (EPS) data will adjust their basic EPS calculation for the effect of the feature when triggered (i.e., when the exercise price of the related equity-linked financial instrument is adjusted downward because of the down round feature) and will also recognize the effect of the trigger within equity. The amendments also address navigational concerns within the FASB Accounting Standards Codification® related to an indefinite deferral available to private companies with mandatorily redeemable financial instruments and certain non-controlling interests, one that created significant “pending content” in the Codification. The FASB decided to reclassify the indefinite deferral as a scope exception, which does not have an accounting effect. The amendments are effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. Adoption of ASU 2017-11 will not have material effect to the Company’s consolidated financial statements.

F-26

In February 2018, the FASB issued ASU 2018-2,” Income Statement—Reporting Comprehensive Income (Topic 220): Reclassification of Certain Tax Effects from Accumulated Other Comprehensive Income”. “These amendments provide financial statement preparers with an option to reclassify stranded tax effects within AOCI to retained earnings in each period in which the effect of the change in the U.S. federal corporate income tax rate in the Tax Cuts and Jobs Act (or portion thereof) is recorded. The ASU requires financial statement preparers to disclose: -A description of the accounting policy for releasing income tax effects from AOCI; -Whether they elect to reclassify the stranded income tax effects from the Tax Cuts and Jobs Act; and -Information about the other income tax effects that are reclassified. The amendments affect any organization that is required to apply the provisions of Topic 220, Income Statement—Reporting Comprehensive Income, and has items of other comprehensive income for which the related tax effects are presented in other comprehensive income as required by GAAP.” Effective for all organizations for fiscal years beginning after December 15, 2018, and interim periods within those fiscal years. Early adoption is permitted. Organizations should apply the proposed amendments either in the period of adoption or retrospectively to each period (or periods) in which the effect of the change in the U.S. federal corporate income tax rate in the Tax Cuts and Jobs Act is recognized. Adoption of ASU 2018-2 is not expected to have material impact on the consolidated financial statements.

In July 2018, the FASB issued ASU 2018-9, “Codification Improvements”. These amendments represent changes to clarify, correct errors in, or make minor improvements to the Codification, eliminating inconsistencies and providing clarifications in current guidance. The amendments in this ASU include those made to: Subtopic 220-10, Income Statement-Reporting Comprehensive Income-Overall; Subtopic 718-740, Compensation-Stock Compensation-Income Taxes; Subtopic 805-740, Business Combinations-Income Taxes; Subtopic 820-10, Fair Value Measurement-Overall; and others. “The transition and effective date guidance is based on the facts and circumstances of each amendment. Some of the amendments do not require transition guidance and will be effective upon issuance. However, many of the amendments do have transition guidance with effective dates for annual periods beginning after December 15, 2018, for public business entities. There are some conforming amendments that have been made to recently issued guidance that is not yet effective that may require application of the transition and effective date guidance in the original ASU.” Adoption of ASU 2018-9 is not expected to have material impact on the consolidated financial statements.

F-27

In August 2018, the FASB issued ASU 2018-13,” Fair Value Measurement (Topic 820): Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement.” “These amendments modify the disclosure requirements in Topic 820 as follows: Removals -The amount of and reasons for transfers between Level 1 and Level 2 of the fair value hierarchy; -The policy for timing of transfers between levels; -The valuation processes for Level 3 fair value measurements; and -For nonpublic entities, the changes in unrealized gains and losses for the period included in earnings for recurring Level 3 fair value measurements held at the end of the reporting period. Modifications -In lieu of a rollforward for Level 3 fair value measurements, a nonpublic entity is required to disclose transfers into and out of Level 3 of the fair value hierarchy and purchases and issues of Level 3 assets and liabilities; -For investments in certain entities that calculate net asset value, an entity is required to disclose the timing of liquidation of an investee’s assets and the date when restrictions from redemption might lapse only if the investee has communicated the timing to the entity or announced the timing publicly; and -The amendments clarify that the measurement uncertainty disclosure is to communicate information about the uncertainty in measurement as of the reporting date. Additions -The changes in unrealized gains and losses for the period included in other comprehensive income for recurring Level 3 fair value measurements held at the end of the reporting period; and - The range and weighted average of significant unobservable inputs used to develop Level 3 fair value measurements. For certain unobservable inputs, an entity may disclose other quantitative information (such as the median or arithmetic average) in lieu of the weighted average if the entity determines that other quantitative information would be a more reasonable and rational method to reflect the distribution of unobservable inputs used to develop Level 3 fair value measurements.” “For all entities, amendments are effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. The amendments on changes in unrealized gains and losses, the range and weighted average of significant unobservable inputs used to develop Level 3 fair value measurements, and the narrative description of measurement uncertainty should be applied prospectively for only the most recent interim or annual period presented in the initial fiscal year of adoption. All other amendments should be applied retrospectively to all periods presented upon their effective date. Early adoption is permitted. An entity is permitted to early adopt any removed or modified disclosures upon issuance of ASU No. 2018-13 and delay adoption of the additional disclosures until their effective date.” Adoption of ASU 2018-13 is not expected to have material impact on the consolidated financial statements.

In August 2018, the FASB issued ASU 2018-15, “Intangibles—Goodwill and Other—Internal-Use Software (Subtopic 350-40): Customer’s Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement That Is a Service Contract.” These amendments align the requirements for capitalizing implementation costs incurred in a hosting arrangement that is a service contract with the requirements for capitalizing implementation costs incurred to develop or obtain internal-use software (and hosting arrangements that include an internal use software license). The accounting for the service element of a hosting arrangement that is a service contract is not affected by these amendments. “For public business entities, the amendments are effective for annual periods, including interim periods within those annual periods, beginning after December 15, 2019. For all other entities, the amendments are effective for annual periods beginning after December 15, 2020, and interim periods in annual periods beginning after December 15, 2021. Early adoption is permitted.” Adoption of ASU 2018-13 is not expected to have material impact on the consolidated financial statements.

F-28

The Company has considered all other recently issued accounting pronouncements and does not believe that such pronouncements will apply to the consolidated financial statements.

3. VARIABLE INTEREST ENTITY

The Company is the primary beneficiary of iASPEC, pursuant to the Amended and Restated MSA. iASPEC is qualified as a variable interest entity of the Company and is subject to consolidation. Accordingly, the assets and liabilities and revenues and expenses of iASPEC have been included in the accompanying consolidated financial statements. In the opinion of management, (i) the ownership structure of the Company, and the VIEs are in compliance with existing PRC laws and regulations; (ii) the contractual arrangements with the VIEs and its shareholder are valid and binding, and do not result in any violation of PRC laws or regulations currently in effect; and (iii) the Company’s business operations are in compliance with existing PRC laws and regulations in all material respects.

However, there are substantial uncertainties regarding the interpretation and application of current and future PRC laws and regulations. China’s legal system is a civil law system based on written statutes and unlike common law systems. It is a system in which decided legal cases have little value as precedent. As a result, China’s administrative and judicial authorities have significant discretion in interpreting and implementing statutory and contractual terms. Thus, it may be more difficult to evaluate the outcome of administrative and judicial proceedings and the level of legal protection available than in more developed legal systems. Accordingly, the Company cannot be assured that PRC regulatory authorities will not ultimately take a contrary view to its opinion with respect to the contractual arrangements with its VIEs. Because all of these contractual arrangements are governed by the PRC laws and provide for the resolution of disputes through arbitration in the PRC, these contracts would be interpreted in accordance with the PRC laws and any dispute would be resolved in accordance with the PRC legal procedures. If the VIEs or their respective shareholders fail to perform their respective obligations under the contractual arrangements, of which they are a party, the Company may have to incur substantial costs and resources to enforce its rights under the contracts and rely on legal remedies under the PRC laws, which may not be sufficient or effective. Under the PRC laws, rulings by arbitrators are final; parties cannot appeal the arbitration results in courts; and the prevailing parties may only enforce the arbitration awards in the PRC courts through arbitration award recognition proceedings, which would cause the Company to incur additional expenses and delays. As a result, uncertainties in the PRC legal system could limit the Company’s ability to enforce these contractual arrangements. In the event the Company is unable to enforce these contractual arrangements, it may not be able to exert effective control over the VIEs, and its ability to conduct its business may be negatively affected.

F-29

In addition, if the PRC government determines that the Company is not in compliance with applicable laws, it may revoke the Company’s business and operating licenses, and require the Company to discontinue or restrict its operations, deconsolidate the Company’s interests in the VIEs, restrict its right to collect revenues. The PRC government may require the Company to restructure its operations, impose additional conditions, of which the Company may not be able to comply, impose restrictions on the Company’s business operations or on its customers, or take other regulatory or enforcement actions against the Company that could be harmful to its business. The Company believes that the contractual arrangements with its VIEs are in compliance with current PRC laws and are legally enforceable. In the opinion of management, the likelihood of loss in respect to the Company’s current ownership structure or the contractual arrangements with VIEs is remote based on current facts and circumstances.

In order to facilitate iASPEC’s expansion and provide financing for iASPEC to complete the acquisition of Geo, the Company advanced RMB38.0 million (approximately $5.4 million) to iASPEC in two installments in 2007 and 2008 for increase of iASPEC’s registered capital. In order to comply with PRC laws and regulations, the advance was made to Mr. Lin, iASPEC’s then majority shareholder, who, then upon the authority and direction of the Board of Directors, forwarded the funds to iASPEC. The Company has recorded the advance of these funds as an interest-free loan to iASPEC, which was eliminated against additional capital of iASPEC in the Company’s consolidated financial statements. The increase in iASPEC’s registered capital does not affect IST’s exclusive option to purchase iASPEC’s assets and shares under the MSA.

For the six months ended June 30, 2018 and 2017, net income of $ 168,219 and net loss of $ 20,264 respectively, have been attributed to non-controlling interest in the consolidated statements of operations of the Company.

Government licenses, permits and certificates represent substantially all of the unrecognized revenue-producing assets held by the VIEs. Recognized revenue-producing assets held by the VIEs consist of property, plant and equipment, and intangible assets.

F-30

The VIE’s assets and liabilities were as follows as of June 30, 2018 and December 31, 2017:

	June 30,	December 31,
	2018	2017
	(Unaudited)
Total current assets	$15,988,856	$12,989,673
Property, plant and equipment	2,084,455	2,283,672
Intangible assets	358,217	776,405
Non-current assets from discontinued operations	-	-
Total assets	24,629,085	22,248,087
Intercompany payable to the WFOE	13,809,458	13,851,481
Total current liabilities	27,504,894	28,571,686
Total liabilities	27,504,894	28,571,686
Total equity	$(2,875,809)	$(6,323,599)

4. DISPOSALS OF CONDOLIDATED ENTITIES

On March 31, 2016, the Company disposed of Information Security Software Investment Limited (“ISSI”), a wholly-owned subsidiary, to an unrelated third party. On August 1, 2016, the Company also disposed of Dongguan Information Security Technology (China) Co., Ltd. (“IST DG”) to an unrelated third party. Both IST DG and ISSI were holding companies. The Company divested these two subsidiaries as being determined that they were no longer necessities for the organization. There was no consideration exchanged for the disposals that resulted in a total loss of approximately $0.6 million for the year ended December 31, 2016. In accordance with ASC 810-10-40, Deconsolidation of a Subsidiary, the Company derecognized the net assets associated with ISSI and IST DG on March 31, 2016 and on August 1, 2016, respectively, when the Company ceased to have controlling financial interest in these entities.

After various re-organizations by the Company, HPC was no longer affiliating, serving, or controlling any of the Company’s subsidiaries, and dissolved on December 22, 2017. The dissolution of HPC did not result in any gain or loss for the year ended December 31, 2017.

5. EARNINGS (LOSS) PER SHARE

Basic earnings (loss) per share is computed by dividing earnings (loss) available to common shareholders by the weighted-average number of ordinary shares outstanding during the period. Diluted earnings (loss) per share reflects the potential dilution that could occur, if securities or other contracts to issue ordinary shares were exercised or converted into ordinary shares, or resulted in the issuance of ordinary shares that shared in the earnings of the entity.

F-31

Components of basic and diluted earnings per share were as follows for the six months ended June 30, 2018 and 2017:

	Six Months	Six Months
	Ended	Ended
	June 30, 2018	June 30, 2017
	(Unaudited)	(Unaudited)
Numerator:
Net income attributable to the Company	$2,004,697	$34,697
Denominator:
Weighted average outstanding ordinary shares-Basic	40,690,019	40,231,159
-dilutive effect of stock options- employees	958,109	-
-dilutive effect of stock options- nonemployees	64,556	-
Weighted average outstanding ordinary shares- Diluted	41,712,684	40,231,159
Earnings per share:
Basic	$0.05	$0.00
Diluted	$0.05	$0.00

Warrants for the purchase of 525,621 shares were not included in the calculations for the six months ended June 30, 2018 and 2017 as their effect would have been anti-dilutive. The incremental shares were added to denominator for the period that stock options were outstanding due to the average market price of the Company’s stock in the period exceeded the exercise prices of the stock options granted to the Company’s employees and various consultants. The incremental shares were computed under the treasury stock method. Because the effect would be anti-dilutive, there were 2,973,000 stock options outstanding that were not included in the computation of dilutive weighted-average shares outstanding for the six months ended June 30,2017.

6. RELATED PARTY TRANSACTIONS

(a) Revenue – related party

From May 2017, the Company entered into a series of contracts with Shenzhen Taoping New Media Co., Ltd. (Shenzhen Taoping) and its affiliates for the sale of the Company’s Cloud-Application-Terminal based digital ads display terminals, software and technical services. Shenzhen Taoping is a company controlled by Mr. Lin. For the six months ended June 30, 2018 and 2017, revenues from related party for sales of products were approximately $6.8 million and $1.0 million, respectively.

(b) Rental income – related party

On July 1, 2017, the Company entered into a lease agreement with Shenzhen Taoping New Media Co., Ltd. for leasing the Company’s office space located at 18th Floor, Education and Technology Building, Zhuzilin, Futian District, Shenzhen City for a period of 12 months. Shenzhen Taoping is a company controlled by Mr. Lin. For the six months ended June 30, 2018 and 2017, the Company’s rental income from related party was approximately $32,000 and -0-, respectively.

F-32

7. INVENTORIES

As of June 30, 2018 and December 31, 2017, inventories consist of:

	June 30,	December 31,
	2018	2017
	(Unaudited)
Raw materials	$74,208	$74,736
Work in Process	13,268	13,497
Finished goods	601,267	472,594
Cost of projects	162,649	297,951
	$851,392	$858,778
Allowance for slow-moving or obsolete inventories	(254,609)	(227,168)
Inventories, net	$596,783	$631,610

For the first six months ended June 30, 2018 and 2017, impairments for obsolete inventories were approximately $33,000 and $165,000, respectively. Impairment charges on inventories are included with general and administrative expenses.

8. PROPERTY, PLANT AND EQUIPMENT

As of June 30, 2018 and December 31, 2017, property, plant and equipment consist of:

	June 30,	December 31,
	2018	2017
	(Unaudited)
Office buildings	$4,963,371	$5,177,737
Electronic equipment, furniture and fixtures	11,328,333	11,422,706
Motor vehicles	304,400	333,769
Purchased software	11,885,780	10,998,174
	28,481,884	27,932,386
Less: accumulated depreciation	(17,190,599)	(16,101,688)
Property, plant and equipment, net	$11,291,285	$11,830,698

Depreciation expenses for the six months ended June 30, 2018 and 2017 were approximately $1.5 million and $0.9 million, respectively.

Management regularly evaluates property, plant and equipment for impairment, if an event occurs or circumstances change that would potentially indicate that the carrying amount of the property, plant and equipment exceeded its fair value. Management utilizes the discounted cash flow method to estimate the fair value of the property, plant and equipment.

F-33

Based on the test of recoverability and the estimated fair value, management determined no impairment for the six months ended June 30, 2018 and 2017.

9. INTANGIBLE ASSETS

As of June 30, 2018 and December 31, 2017, intangible assets consist of:

	Software and software
	development costs	Trademarks	Total
Amortized intangible assets:
Gross carrying amounts
Balance as of January 1, 2017	$4,045,285	$884,483	$4,929,768
Foreign currency translation	270,585	59,162	329,747
Balance as of December 31, 2017	4,315,870	943,645	5,259,515
Foreign currency translation	(73,117)	(15,987)	(89,104)
Balance as of June 30, 2018(Unaudited)	4,242,753	927,658	5,170,411
Accumulated amortization
Balance as of January 1, 2017	2,537,736	835,726	3,373,462
Amortization expense	801,475	18,993	820,468
Foreign currency translation	200,255	56,623	256,878
Balance as of December 31, 2017	3,539,466	911,342	4,450,808
Amortization expense	421,047	9,415	430,462
Foreign currency translation	(75,977)	(15,797)	(91,774)
Balance as of June 30, 2018(Unaudited)	3,884,536	904,960	4,789,496
Total amortized intangible assets, net as of June 30, 2018(Unaudited)	$358,217	$22,698	$380,915

Amortization expense for the six months ended June 30, 2018 and 2017 was approximately $0.4 million each.

Based on the impairment test performed, management determined no impairment for the six months ended June 30, 2018 and 2017.

F-34

10. BANK LOANS

(a) Short-term bank loans

	June 30,	December 31,
	2018	2017
	(Unaudited)
Secured short-term loans	$7,280,369	$7,817,610
Total short-term bank loans	$7,280,369	$7,817,610

(1) Detailed information of secured short-term loan balances as of June 30, 2018 and December 31, 2017 were as follows:

	June 30,	December 31,
	2018	2017
	(Unaudited)
Guaranteed by High-tech Investment Company(i) and Mr. Lin	$1,057,315	$1,536,480
Guaranteed by IST and guaranteed by Mr. Lin and guaranteed by Biznest and collateralized by IST	4,531,350	4,609,440
Guaranteed by IST and guaranteed by iASPEC and Collateralized by ISIOT and Secured by ISTIL	1,691,704	1,671,690
Total	$7,280,369	$7,817,610

(i) High-tech Investment Company is an unrelated third party.

As of June 30, 2018, the Company had short-term bank loans of approximately $7.3 million, which mature on various dates from July 7, 2018 to May 16, 2019. The short-term bank loans can be extended for another year by the banks without additional charges to the Company upon maturity. The bank borrowings are in the form of credit facilities. Amounts available to the Company from the banks are based on the amount of collateral pledged or the amount guaranteed by the Company’s subsidiaries. These borrowings bear interest rates ranging from 5.66% to 6.74% per annum. The weighted average interest rates on short term debt were approximately 6.51% and 5.97% for the six months ended June 30, 2018 and 2017, respectively. The interest expenses were approximately $0.2 million each, for the six months ended June 30, 2018 and 2017.

11. INCOME TAXES

Pre-tax income (loss) from continuing operations for the six months ended June 30, 2018 and 2017 were taxable in the following jurisdictions:

	Six Months	Six Months
	Ended	Ended
	June 30,2018	June 30,2017
	(Unaudited)	(Unaudited)
PRC	$1,739,641	$(600,524)
Others	(853,113)	(430,543)
Total income (loss) before income taxes	$886,528	$(1,031,067)

F-35

United States

Because of the domestication transaction in 2012 by which TAOP became the parent of our group, under Section 7874 of the Internal Revenue Code of 1986, as amended, the Company is treated for U.S. federal tax purposes as a U.S. corporation and, among other consequences, is subject to U.S. federal income tax on its worldwide income.

On December 22, 2017, the U.S. government enacted comprehensive tax legislation commonly referred to as the Tax Cuts and Jobs Act (the “Act”). The Act makes broad and complex changes to the U.S. tax code, including, but not limited to, (1) reducing the U.S. federal corporate tax rate from 35 percent to 21 percent; (2) requiring companies to pay a one-time transition tax on certain unrepatriated earnings of foreign subsidiaries; (3) generally eliminating U.S. federal income taxes on dividends from foreign subsidiaries; (4) requiring a tax on Global Intangible Low-Taxed Income (“GILTI”) which is a current inclusion in U.S. federal taxable income of certain earnings of controlled foreign corporations; (5) eliminating the corporate alternative minimum tax (“AMT”) and changing how existing AMT credits can be realized; (6) creating the base erosion anti-abuse tax (“BEAT”), a new minimum tax; (7) creating a new limitation on deductible interest expense; and (8) changing rules related to uses and limitations of net operating loss carryforwards created in tax years beginning after December 31, 2017.

The SEC staff issued Staff Accounting Bulletin 118, which provides guidance on accounting for the tax effects of the Act for which the accounting under ASC 740, Income Taxes (“ASC 740”) is incomplete. To the extent that a company’s accounting for certain income tax effects of the Act is incomplete but it is able to determine a reasonable estimate, it must record a provisional estimate in the financial statements. If a company cannot determine a provisional estimate to be included in the financial statements, it should continue to apply ASC 740 on the basis of the provisions of the tax laws that were in effect immediately before enactment of the Act.

As of June 30, 2018, the Company has not completed its accounting for the tax effects of the enactment of the Act. Final accounting for these effects is expected in the fourth quarter of 2018 subsequent to the Company’s completion of the 2017 tax return. The Company operates primarily in PRC. To complete the accounting associated with the Act, the Company will continue to review the technical tax interpretations associated with the underlying law, monitor state legislative changes, and review U.S. federal and state guidance as it is issued. Further the Company will continue to accumulate and refine the relevant data and computational elements needed to finalize its accounting within the measurement period.

F-36

BVI

Under the current laws of the BVI, dividends and capital gains arising from the Company’s investments in the BVI and ordinary income, if any, are not subject to income taxes.

Hong Kong

Under the current laws of Hong Kong, ISSI, IST HK and HPC are subject to a profit tax rate of 16.5% .

PRC

Income tax (benefit) expense from continuing operations consists of the following:

	Six Months	Six Months
	Ended	Ended
	June 30,2018	June 30,2017
	(Unaudited)	(Unaudited)
Current taxes	$(1,286,388)	$(1,045,500)
Income tax benefit	$(1,286,388)	$(1,045,500)

Current income tax benefit was recorded in 2018 and 2017 and was related to differences between the book and corporate income tax returns.

	Six Months	Six Months
	Ended	Ended
	June 30,2018	June 30,2017
	(Unaudited)	(Unaudited)
PRC statutory tax rate	25%	25%
Computed expected income tax (benefit) expense	$221,632	$(257,767)
Tax rate differential benefit from tax holiday	(248,536)	26,817
Permanent differences	(1,447,813)	(930,476)
Tax effect of deductible temporary differences not recognized	(24,949)	(47,995)
Non-deductible tax loss	213,278	163,921
Income tax (benefit) expense	$(1,286,388)	$(1,045,500)

F-37

The significant components of deferred tax assets and deferred tax liabilities were as follows as of June 30, 2018 and December 31, 2017:

	June 30, 2018		December 31, 2017
	(Unaudited)
	Deferred	Deferred	Deferred	Deferred
	Tax	Tax	Tax	Tax
	Assets	Liabilities	Assets	Liabilities
Allowance for doubtful accounts	$1,142,987	$-	$1,188,831	$-
Loss carry-forwards	1,483,777	-	1,314,061	-
Fixed assets	3,084	(243,913)	20,937	(243,728)
Inventory valuation	325,002	-	408,905	-
Salary payable	8,839	-	12,113	-
Intangible assets	226,057	132,517	212,283	134,801
Gross deferred tax assets and liabilities	3,189,746	(111,396)	3,157,130	(108,927)

Valuation allowance	(3,078,350)	-	(3,048,203)	-
Total deferred tax assets and liabilities	$111,396	$(111,396)	$108,927	$(108,927)

The Company has net operating loss carry forwards totaling RMB 57.7 million ($9.1 million) as of June 30, 2018, substantially all of which were from PRC subsidiaries and will expire on various dates through December 31, 2022. Valuation allowance for deferred tax asset was fully provided.

IST and Topcloud are all governed by the Income Tax Laws of the PRC. These companies are approved as being high-technology enterprises and subject to PRC enterprise income tax rate (“EIT”) at 15%, while Biznest is subject to a 12.5% of EIT.

The Company recognizes that virtually all tax positions in the PRC are not free of some degree of uncertainty due to tax law and policy changes by the State. However, the Company cannot reasonably quantify political risk factors and thus must depend on guidance issued by current State officials.

Based on all known facts, circumstances, and current tax law, the Company has recorded $-0- and $-0- of unrecognized tax benefits as of June 30, 2018 and December 31, 2017, respectively. The Company believes that there are no tax positions for which it is reasonably possible, based on current Chinese tax laws and policies, that the unrecognized tax benefits will significantly increase or decrease over the next 12 months, individually or in the aggregate, and have a material effect on the Company’s results of operations, financial condition or cash flows.

The Company’s policy is to recognize interest and penalties accrued on any unrecognized tax benefits as a component of income tax expense. Any accrued interest or penalties associated with any unrecognized tax benefits were not significant for the six months ended June 30, 2018 and 2017.

Since the Company intends to reinvest its earnings to further expand its businesses in the PRC, the PRC subsidiaries do not intend to declare dividends to their parent companies in the foreseeable future. The Company’s foreign subsidiaries are in a cumulative deficit position. Accordingly, the Company has not recorded any deferred taxes on the cumulative amount of any undistributed deficit earnings. It is impractical to calculate the tax effect of the deficit at this time.

F-38

12. OTHER CURRENT AND NON-CURRENT ASSETS

(a) As of June 30, 2018 and December 31, 2017, other current assets consist of:

	June 30,	December 31,
	2018	2017
	(Unaudited)
Advances to unrelated-parties (ii)	$7,280	$2,244,348
Receivable from sale of the deposit of the land use right(i)	3,267,532	3,323,843
Advances to employees	75,315	53,025
Subsidy income receivable(VAT)	40,489	147,632
Installation contract deposits (iii)	5,606	8,776
Other current assets	94,895	77,168
	$3,491,117	$5,854,792

(i)	The Company planned to purchase land use rights in Dongguan City for expansion of operations in manufacturing and office building in 2010. Under the terms of the purchase agreement with Dongguan Fenggang Municipal Government (the “Local Government”), IST paid approximately $14.0 million (RMB 90.8 million) in total with the Local Government as security deposit for purchase of land use rights, which was refundable, if the Company was to terminate the agreement. In September 2016, the Company terminated the purchase agreement because of the shift of the Company’s business strategy and transformation of the Company’s business. The Company sold deposit receivable of approximately $13.0 million (RMB 90.2 million) without recourse to an unrelated party, Dongguan Dongyi Industrial Co., Ltd. (“Dongyi”), in a consideration of approximately $10.4 million (RMB 72.2 million) with an installment payment plan until December 31, 2019. For the year ended December 31, 2016, the Company received approximately $1.0 million from Dongyi. For the year ended December 31, 2017, the Company received approximately an aggregate of $3.3 million from Dongyi.

The transaction was governed by FASB ASC 860-20, Sales of Financial Assets. The Company recognized and recorded a loss of approximately $2.7 million from the sale in the consolidated statement of operations for the year ended December 31, 2016.

(ii)	The advances to unrelated parties for business development, and are non-interest bearing.

(iii)	Deposits for installation contract are made from time-to-time by the Company to demonstrate the Company’s capabilities in capital and resources in connection with bidding on certain projects. Such amounts are refundable upon completion of the bidding processes.

(b) As of June 30, 2018 and December 31, 2017, other non-current assets consist of:

	June 30,	December 31,
	2018	2017
	(Unaudited)
Receivable from sale of the deposit of the land use right(i)	$3,269,967	$3,326,319
	$3,269,967	$3,326,319

F-39

13. WARRANT LIABILITY

In May 2015, the Company closed an equity offering and issued 2,102,484 ordinary shares to certain institutional investors at a price of $6.44 per share. At the same time, the Company also issued Series A and Series B warrants to purchase an aggregate of 1,576,863 ordinary shares to the same investors under the equity offering.

The following table outlines the number of warrants outstanding and exercisable as of June 30, 2018 and December 31, 2017, respectively:

	June 30, 2018	December 31, 2017
	Number of	Number of
Warrants	Warrants	Warrants	Exercise	Expiration
Outstanding	Outstanding	Outstanding	Price	Date
Series A	-	525,621	$7.73	05/27/2018

Series A warrants

Series A warrants were issued to purchase an aggregate of 525,621 ordinary shares at an exercise price of $7.73 per share. The Series A warrants have a term of three years and are exercisable by the holders at any time after the date of issuance before the expiration date. A holder of the Series A warrants has the right to exercise warrants on a cashless basis, if a registration statement or prospectus is not available for the issuance of the ordinary shares upon exercise of the warrants. The Series A warrants are classified as liability with fair value of $0 at December 31, 2017. And Series A warrants remained outstanding as of December 31, 2017 and expired without exercise as of June 30, 2018.

The Company recognizes the warrants liability at their respective fair values at inception and on each reporting date. The Company utilized a binomial option pricing model (“BOPM”) and a Monte-Carlo simulation to develop its assumptions for determining the fair value of the warrants A and B, respectively. Changes in the fair value of the derivative warrant liabilities and key assumptions at the issue date and each reporting date are as follows:

	Series A
	Warrants	Total
Balance at January 1, 2017	$3,719	$3,719
Adjustment resulting from the change in the fair value for the reporting period	(3,719)	(3,719)

Balance at December 31, 2017	$-	$-

F-40

14. OTHER PAYABLES AND ACCRUED EXPENSES

As of June 30, 2018 and December 31, 2017, other payables and accrued expenses consist of:

	June 30,	December 31,
	2018	2017
	(Unaudited)
Advances from unrelated third-parties (i)	$393,453	$194,552
Other taxes payable (ii)	2,876,127	2,772,560
Unrecognized tax benefits (iii)	433,000	433,000
Accrued professional fees	88,464	158,747
Amount due to employees (iv)	184,130	198,370
Other current liabilities	267,572	281,188
	$4,242,746	$4,038,417

(i)	The advances from unrelated parties are non-interest bearing and due on demand.

(ii)	The other taxes payable were the amounts due to the value added tax, business tax, city maintenance and construction tax, and individual income tax. The increase in other taxes payable was mainly attributed to reassessment of prior years’ business tax, value added tax, land use tax, and other auxiliary taxes.

(iii)	The Unrecognized tax benefits refer to the land value added tax due to the sale of property, equipment, and land use rights in September 2015.

(iv)	The amounts due to employees were pertaining to employees’ out-of-pocket expenses for travel and meal allowance, etc.

15. RESERVE AND DISTRIBUTION OF PROFIT

In accordance with relevant PRC regulations and the Articles of Association of our PRC subsidiaries, our PRC subsidiaries are required to allocate at least 10% of their annual after-tax profits determined in accordance with PRC statutory financial statements to a statutory general reserve fund until the amounts in said fund reaches 50% of their registered capital. As of June 30, 2018 and December 31, 2017, the balance of general reserve is $13.8 million each.

F-41

Under the applicable PRC regulations, the Company may pay dividends only out of the accumulated profits, if any, determined in accordance with the PRC accounting standards and regulations. As the statutory reserve funds can only be used for specific purposes under the PRC laws and regulations. The general reserves are not distributable as cash dividends.

Our after-tax profits or losses with respect to the payment of dividends out of accumulated profits and the annual appropriation of after-tax profits as calculated pursuant to the PRC accounting standards and regulations do not result in significant differences as compared to after-tax earnings as presented in our consolidated financial statements. However, there are certain differences between the PRC accounting standards and regulations and the U.S. generally accepted accounting principles, arising from different treatment of items such as amortization of intangible assets and change in fair value of contingent consideration arising from business combinations.

16. EQUITY

(a) Ordinary shares

The Company is authorized to issue 100,000,000 ordinary shares.

On September 19, 2017, at the Company’s 2017 Annual Meeting of Members, the shareholders of the Company approved an amendment to the Company’s Memorandum and Articles of Association to remove the par value of the Company’s ordinary shares. On October 12, 2017, the Company filed an amended and restated Memorandum and Articles of Association (the “Amended and Restated M&A”) with the Registrar of Corporate Affairs in the British Virgin Islands to remove par value per share of the Company’s ordinary shares. As a result, additional-paid-in capital resulted from cash received in excess of par value for the Company’s issuance of ordinary shares was reclassified to ordinary shares at December 31, 2017, in an aggregate of approximately $123.5 million.

In January 2018, an aggregate of 529,004 ordinary shares were issued as a result of exercise of stock options granted to employees and consultants. Refer to (d) and (e) below.

(b) Repurchase of common shares

On October 4, 2013, the Company announced a $9.0 million share repurchase program. Repurchases may be made in open-market transactions or through privately negotiated transactions. The timing and extent of any repurchase will depend upon market conditions, the trading price of the Company’s ordinary shares, and other factors, and are subject to the restrictions relating to volume, price and timing under the applicable laws, including but not limited to, Rule 10b-18 promulgated under the Securities Exchange Act of 1934, as amended. The Company’s Board of Directors will review the share repurchase program periodically, and may authorize adjustment of its terms and size accordingly. An aggregate of 1,402,448 shares were repurchased under the program as of December 31, 2015, in an aggregate amount of approximately $7.1 million. On June 7, 2017 the aggregate of 1,402,448 ordinary shares held in the Company’s treasury stock was canceled. As a result, the excess of the cost of those shares over the par value was allocated to additional paid-in capital and retained earnings in the amount of approximately $7.0 million and $104,000, respectively as of June 30, 2017.

F-42

(c) Stock-based compensation

The following table provides the details of the approximate total share based payments expense during the six months ended June 30, 2018 and 2017:

	June 30,		June 30,
	2018		2017
	(Unaudited)		(Unaudited)
Employees and directors share-based payments	$290,000	(d)	$247,000	(d)
Stock options issued for services	22,000	(e)	-
	$312,000		$247,000

On September 11, 2013, the Board of Directors of the Company adopted the 2013 Equity Incentive Plan, or the 2013 Plan, pursuant to which, the Company may offer up to five million ordinary shares as equity incentives to its directors, employees and consultants. Such number of shares is subject to adjustment in the event of certain reorganizations, mergers, business combinations, recapitalizations, stock splits, stock dividends, or other change in the corporate structure of the Company affecting the shares issuable under the 2013 Plan. As of December 31, 2015, the Company had issued an aggregate of 4,467,135 shares of restricted stock, to our officers and employees under the 2013 Plan. There was no additional issuance of restricted shares during the years ended December 31, 2016 and 2017 and the six months ended June 30, 2018.

(d) Stock options to employees and directors

On May 9, 2016, the Board of Directors of the Company adopted the 2016 Equity Incentive Plan, or the 2016 Plan. Pursuant to the 2016 Plan, the Company may offer up to five million ordinary shares as equity incentives to its directors, employees and consultants. Such number of shares is subject to adjustment in the event of certain reorganizations, mergers, business combinations, recapitalizations, stock splits, stock dividends, or other change in the corporate structure of the Company affecting the issuable shares under the 2016 Plan. The Company accounts for its stock option awards to employees and directors pursuant to the provisions of ASC 718, Compensation – Stock Compensation. The fair value of each option award is estimated on the date of grant using the Black-Scholes Merton valuation model. The Company recognizes the fair value of each option as compensation expense ratably using the straight-line attribution method over the service period, which is generally the vesting period. On May 27, 2016, the Company granted options to purchase an aggregate of 2,712,000 ordinary shares under the 2016 Plan. The fair value of these options was approximately $1.6 million at the date of the grant, of which approximately $202,000 and $227,000 was recorded as compensation and included in administrative expenses in the consolidated statements of operations for the services provided for the six months ended June 30, 2018 and 2017, respectively. On May 17, 2017, the Company granted options to employees and directors to purchase an aggregate of 960,000 ordinary shares under the 2016 Plan. The fair value of these options was approximately $0.5 million at the date of the grant, of which approximately $88,000 and $20,000 was recorded as compensation and included in administrative expenses in the consolidated statements of operations for the services provided in the six months ended June 30, 2018 and 2017, respectively.

F-43

The following table summarizes the inputs and assumptions used to estimate the fair values of the share options granted for the six months ended as follows:

June 30,
2017
Exercise price	$0.99
Expected term	3 years
Expected volatility	80.40%
Expected dividend yield	0%
Risk free interest rate	1.59%
Fair Value	$0.59

Stock option activity for the six months ended June 30, 2018 is summarized as follows:

			Weighted Average
			Remaining	Aggregated
	Options	Weighted Average	Contractual Life	Intrinsic
	Outstanding	Exercise Price	(Years)	Value
Outstanding at December 31, 2017	2,918,000	$1.14	3.40	$996,860
Exercised	(802,800)	$1.21
Canceled	(61,000)	$1.15
Outstanding at June 30, 2018(Unaudited)	2,054,200	$1.11	2.90	$390,358
Vested and expected to be vested as of June 30, 2018(Unaudited)	1,528,000	$1.08	2.90	$332,440
Options exercisable as of June 30, 2018(Unaudited) (vested)	378,400	$0.99	2.90	$116,776

There were no stock options granted to employees during the six months ended June 30, 2018, and the weighted average grant-date fair value of options granted during the six months ended June 30, 2017, was $0.59. The total intrinsic value of stock options exercised during the six months ended June 30, 2018 was approximately $72,000, and there was no exercise during the six months ended June 30, 2017. The Company did not receive any proceeds related to the exercise of stock options from employees for the six months ended June 30, 2018.

The following table summarizes the status of options which contain vesting provisions:

		Weighted
		Average
		Grant Date
	Options	Fair Value
Non-vested at January 1, 2018	2,112,800	$0.70
Vested	(376,000)	$0.59
Canceled	(61,000)	$0.73
Non-vested at June 30, 2018(Unaudited)	1,675,800	$0.72

As of June 30, 2018, approximately $1.0 million of total unrecognized compensation expense related to non-vested share options is expected to be recognized over a weighted average remaining vesting period of approximately 0.9 years. The total fair value of options vested during the six months ended June 30, 2018, and 2017 was approximately $0.2 million and $0 million, respectively. To the extent the actual forfeiture rate is different from what the Company has anticipated, stock-based compensation related to these awards will be different from its expectations.

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(e) Stock options to non-employees

Pursuant to the Company’s 2016 Equity Incentive Plan, in 2017 the Company issued 250,000 stock options to consultants and 250,000 options vested during the year ended December 31, 2017. During the six months ended June 30, 2018, 50,000 options were exercised for issuance of 50,000 shares in aggregate cash proceeds of $46,500. The fair value of the options issued to consultants was estimated on the measurement date using the Black-Scholes Merton valuation model. We expensed to administrative expense $96,000 during the year ended December 31, 2017.And we expensed to administrative expense $22,000 during the six months ended June 30, 2018.

As of June 30, 2018, the weighted average exercise price was $1.36 and the weighted average remaining life was 2.54 years. The following table outlines the options outstanding and exercisable as of June 30, 2018:

	June 30, 2018
	Number of
	Options	Exercise	Expiration
	Outstanding	Price	Date
2017 Service Agreement Options (Marketing)	50,000	$1.29	10/31/2020
2017 Service Agreement Options (Marketing)	50,000	$1.63	11/30/2020
2017 Service Agreement Options (Marketing)	50,000	$1.48	12/31/2020
2017 Consulting Service Agreement Options	50,000	$1.02	05/27/2021
	200,000

17. COMMITMENTS AND CONTINGENCIES

iASPEC and Bocom lease offices, employee dormitories, and factory space in Shenzhen , China. Lease agreements expired on various dates through December 2017. Afterwards only Biznest has a month-to-month based lease agreement without long term commitment. For the first six months ended June 30, 2018 and 2017, the rental expense was approximately $3,000 and $42,000, respectively.

We may be subject to legal proceedings, investigations, and claims incidental to conduct of our business from time to time. We are currently subject to legal or arbitration proceedings with customers pertaining to our performance of the sales contracts. The Company estimates, with 50% of probability, a possible loss ranging from approximately $ 0 to $300,000, if the proceedings are ruled by arbitration.

18. CONCENTRATIONS

For the six months ended June 30, 2018, no customer accounted for greater than 10% of revenue. For the six months ended June 30, 2017, three customer accounted for greater than 10% of revenue. However, for the six months ended June 30, 2018 and 2017, the Company’s top five customers accounted for 29% and 75% of the Company’s revenues from continuing operations, respectively.

The Company’s top five customers accounted for 33% of accounts receivable as of June 30, 2018, of which two customers each accounted for greater than 10% or more of accounts receivable. The Company’s top five customers accounted for 46% of accounts receivable as of December 31, 2017, of which two customers each accounted for greater than 10% or more of accounts receivable.

19. SUBSEQUENT EVENTS

On September 7, 2018, the Company entered into a securities purchase agreement with certain investors, pursuant to which the investors agreed to purchase an aggregate of 2,000,000 ordinary shares of the Company at a price of $1.50 per share for an aggregate of $3 million. Mr. Jianghuai Lin, the Company’s Chairman and CEO, is one of the investors and agreed to purchase 500,000 shares in this transaction. The private placement may be consummated in multiple closings, occurring no later than December 31, 2018. The consummation of the private placement is subject to the satisfaction of certain customary closing conditions. 1,000,000 ordinary shares were issued in November 2018.

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